--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from      to

                         Commission file number 0-23946

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                       PEDIATRIC SERVICES OF AMERICA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       PEDIATRIC SERVICES OF AMERICA, INC.
                             310 TECHNOLOGY PARKWAY
                             NORCROSS, GA 30092-2929

--------------------------------------------------------------------------------
                                   Page 1 of 10

                                    FORM 11-K

                       Pediatric Services of America, Inc.
                          Employee Stock Purchase Plan

                   Index to Financial Statements and Exhibits

        As of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001

                                                                          Page
                                                                         Number

Report of Independent Auditors ........................................    3

Statements of Financial Condition as of December 31, 2001 and 2000 ....    4

Statements of Changes in Plan Equity for each of the three years in
  the period ended December 31, 2001 ..................................    5

Notes to Financial Statements .........................................    6

Signature .............................................................    9

Exhibit 23 - Consent of Ernst & Young LLP .............................   10

                         Report of Independent Auditors

Compensation Committee of the Board of Directors
Pediatric Services of America, Inc.

We have audited the accompanying statements of financial condition of the Pediatric Services of America, Inc. Employee Stock Purchase Plan as of December 31, 2001 and 2000, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Pediatric Services of America, Inc. Employee Stock Purchase Plan at December 31, 2001 and 2000, and the changes in its plan equity for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                /s/ ERNST & YOUNG LLP
                                                ---------------------
Atlanta, Georgia
June 12, 2002

                       Pediatric Services of America, Inc.
                          Employee Stock Purchase Plan

                        Statements of Financial Condition

                                                                  December 31,
                                                               2001        2000
                                                              ------      ------
Assets

Receivable from Pediatric Services of America, Inc.           $55,224     $5,223
                                                              =======     ======
Liabilities and equity
Obligations to purchase Pediatric Services of America, Inc.
   common stock and issue refunds                              55,224      5,223
Plan equity                                                         -         -
                                                              -------     ------
                                                              $55,224     $5,223
                                                              =======     ======

See accompanying notes.

                       Pediatric Services of America, Inc.
                          Employee Stock Purchase Plan

                      Statements of Changes in Plan Equity

                                                                       Year ended December 31,
                                                               2001               2000             1999
                                                              ------             ------           ------
Additions to net assets attributed to:
   Participant contributions                                   $173,630          $153,125          $242,641
   Employer contribution                                         25,671            22,125            32,319
                                                               --------          --------          --------
Total additions                                                 199,301           175,250           274,960

Deductions from net assets attributed to:
   Purchases of Pediatric Services of America, Inc.
     common stock                                               196,715           164,001           246,250
   Amounts refunded to Plan participants                          2,586            11,249            28,710
                                                               --------          --------          --------
Total deductions                                                199,301           175,250           274,960
                                                               --------          --------          --------
Plan equity at end of year                                     $     -           $     -           $     -
                                                               ========          ========          ========

See accompanying notes.

                       Pediatric Services of America, Inc.
                          Employee Stock Purchase Plan

                          Notes to Financial Statements

                                December 31, 2001

1. Description of the Plan

Effective January 1, 1996, the Board of Directors of Pediatric Services of America, Inc. (the "Company") adopted the Pediatric Services of America, Inc. Employee Stock Purchase Plan (the "Plan"). On January 1, 1997, the Company's Board of Directors voted to amend and restate the Plan, thereby allowing an employee's election under the Plan to remain in effect until the employee files written change.

A total of 575,000 shares are registered for issuance under the Plan. There are 209,806 shares available for issuance as of December 31, 2001.

The Plan is administered by the Compensation Committee of the Company's Board of Directors.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Company offers to eligible and participating employees an option to purchase shares of the Company's common stock, $.01 par value per share (the "Common Stock"), on a calendar quarter basis through payroll deductions. Initially, each eligible employee files an Enrollment Election Form within a specified time frame authorizing specified payroll deductions in an amount not less than 1 percent nor greater than 5 percent of such employee's base pay for each payroll during the Offering Period, as defined in the Plan. Regardless of the percentage elected by the employee, a maximum of $10,000 per calendar year may not be exceeded. Participants can withdraw from the Plan at any time and receive a refund of their contributions that have not been invested in Common Stock.

Participant contributions are made through payroll deductions on an after-tax basis. Payroll deductions begin on the first day of the Offering Period (January 1, April 1, July 1, October 1) and continue until the last pay period of the quarter. On the last day of the calendar quarter (the "Offering Exercise Date"), the Company contributes 15% of the total amount of each employee's contributions to the Plan for the calendar quarter. Participants' and the Company's contributions, net of participants' refunds, are used to purchase shares of the Common Stock at fair market value on the open market

                      Pediatric Services of America, Inc.
                          Employee Stock Purchase Plan

                   Notes to Financial Statements (continued)


1. Description of the Plan (continued)

on each Offering Exercise Date or in the following four business days thereafter. Participants are immediately vested in their contributions and related employer contributions.

The Plan purchased 31,912, 67,531, and 187,013 shares of the Common Stock by using participant and employer contributions for 2001, 2000, and 1999, respectively. Shares of the Company's Common Stock purchased under the Plan at the end of each purchase period are held for participants in individual sub-accounts with Smith Barney, the administrator of the Plan. Stock certificates are issued only upon request.

Even though there are no current intentions to do so, the Board of Directors can terminate the Plan at any time. Upon termination of the Plan, all payroll deductions not used to purchase Common Stock would be refunded to participants.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Plan management to make estimates that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Plan Expenses

The Company paid all administrative expenses of the Plan.

                      Pediatric Services of America, Inc.
                          Employee Stock Purchase Plan

                   Notes to Financial Statements (continued)


2. Significant Accounting Policies (continued)

Reclassifications

Certain prior year amounts have been reclassified to conform with the 2001 presentation.

3. Federal Income Taxes

The Plan qualifies as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986. Issuance of shares under this Plan are not intended to result in taxable income to participants in the Plan based on provisions in Section 423 of the Internal Revenue Code.

                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  July 1, 2002
                                  Pediatric Services of America, Inc.
                                  Employee Stock Purchase Plan

                                  By:      /s/ James M. McNeill
                                       -----------------------------------------
                                           James M. McNeill
                                           Senior Vice President and
                                           Chief Financial Officer